CUSIP No. 442496105	13D

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

Howard Bancorp, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

442496105

(CUSIP Number)

W. Kirk Wycoff	Copies to:
Patriot Financial Partners II, L.P.	Terrence Kerwin, Esq.
Cira Centre	Fox Rothschild LLP
2929 Arch Street, 27th Floor	747 Constitution Drive, Suite 100
Philadelphia, Pennsylvania 19104	PO Box 673
(215) 399-4650	Exton, PA 19341
(610) 458-6186

(Name, Address, Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 442496105		13D

1	Names of Reporting Person I.R.S. Identification Nos. of above persons (Entities Only) Patriot Financial Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,259,464

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,259,464

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,259,464

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.6% (1)

14	Type of Reporting Person PN

(1)                                 This calculation is based on 18,965,494 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of March 1, 2018, as reported in writing to the Reporting Persons by the Company on March 1, 2018.

CUSIP No. 442496105		13D

1	Names of Reporting Person I.R.S. Identification Nos. of above persons (Entities Only) Patriot Financial Partners Parallel II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 402,935

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 402,935

11	Aggregate Amount Beneficially Owned by Each Reporting Person 402,935

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.1% (1)

14	Type of Reporting Person PN

(1)                                 This calculation is based on 18,965,494 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of March 1, 2018, as reported in writing to the Reporting Persons by the Company on March 1, 2018.

CUSIP No. 442496105		13D

1	Names of Reporting Person I.R.S. Identification Nos. of above persons (Entities Only) Patriot Financial Partners GP II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,662,399

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,662,399

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,399

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.8% (1)

14	Type of Reporting Person PN

(1)                                 This calculation is based on 18,965,494 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of March 1, 2018, as reported in writing to the Reporting Persons by the Company on March 1, 2018.

CUSIP No. 442496105		13D

1	Names of Reporting Person I.R.S. Identification Nos. of above persons (Entities Only) Patriot Financial Partners GP II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,662,399

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,662,399

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,399

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.8% (1)

14	Type of Reporting Person OO

(1)                                 This calculation is based on 18,965,494 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of March 1, 2018, as reported in writing to the Reporting Persons by the Company on March 1, 2018.

CUSIP No. 442496105		13D

1	Names of Reporting Person I.R.S. Identification Nos. of above persons (Entities Only) Ira M. Lubert

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,662,399

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,662,399

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,399

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.8% (1)

14	Type of Reporting Person IN

(1)                                 This calculation is based on 18,965,494 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of March 1, 2018, as reported in writing to the Reporting Persons by the Company on March 1, 2018.

CUSIP No. 442496105		13D

1	Names of Reporting Person I.R.S. Identification Nos. of above persons (Entities Only) W. Kirk Wycoff

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,662,399

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,662,399

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,399

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.8% (1)

14	Type of Reporting Person IN

(1)                                 This calculation is based on 18,965,494 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of March 1, 2018, as reported in writing to the Reporting Persons by the Company on March 1, 2018.

CUSIP No. 442496105		13D

1	Names of Reporting Person I.R.S. Identification Nos. of above persons (Entities Only) James J. Lynch

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,662,399

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,662,399

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,399

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.8% (1)

14	Type of Reporting Person IN

(1)                                 This calculation is based on 18,965,494 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of March 1, 2018, as reported in writing to the Reporting Persons by the Company on March 1, 2018.

CUSIP No. 442496105		13D

1	Names of Reporting Person I.R.S. Identification Nos. of above persons (Entities only) James F. Deutsch

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,662,399

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,662,399

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,662,399

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 8.8% (1)

14	Type of Reporting Person IN

(1)                                 This calculation is based on 18,965,494 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of March 1, 2018, as reported in writing to the Reporting Persons by the Company on March 1, 2018.

CUSIP No. 442496105	13D

Item 1.                                                         Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.01 par value (“Common Stock”) of Howard Bancorp, Inc. (the “Issuer” or the “Company”).

Item 2.                                                         Identity and Background

This Schedule 13D is being jointly filed by the parties identified below.  All of the filers of this Schedule 13D are collectively referred to as the “Patriot Financial Group II.” The Joint Filing Agreement of the members of the Patriot Financial Group II is filed as Exhibit 1 to this Schedule 13D.

(a)- (c)            The following are members of the Patriot Financial Group II:

•                 Patriot Financial Partners II, L.P., a Delaware limited partnership (the “Patriot Fund II”);

•                 Patriot Financial Partners Parallel II, L.P., a Delaware limited partnership (the “Patriot Parallel Fund II” and together with the Patriot Fund II, the “Funds”);

•                 Patriot Financial Partners GP II, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP II”);

•                 Patriot Financial Partners GP II, LLC, a Delaware limited liability company and general partner of Patriot GP II (“Patriot II LLC”);

•                 W. Kirk Wycoff, Ira M. Lubert and James J. Lynch, each of whom serve as general partners of the Funds and Patriot GP II and are members of Patriot II LLC; and

•                 James F. Deutsch, who is a member of the Funds’ Investment Committee.

The Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States.  The principal business of Patriot GP II is to serve as the general partner of and to manage the Funds.  The principal business of Patriot II LLC is to serve as the general partner of and to manage Patriot GP II. The principal employment of Messrs. Wycoff, Lubert, Lynch and Deutsch is investment management with each of the Funds, Patriot GP II and Patriot II LLC.

The business address of each member of the Patriot Financial Group II is c/o Patriot Financial Partners II, L.P., Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

CUSIP No. 442496105	13D

(d)                                 During the last five years, no member of the Patriot Financial Group II has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, no member of the Patriot Financial Group II has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Each natural person who is a member of the Patriot Financial Group II is a citizen of the United States.

Item 3.                                                         Source and Amount of Funds or Other Consideration

In connection with the merger (the “Merger”) of 1st Mariner Bank (“1st Mariner) with and into the Company on March 1, 2018, pursuant to the Agreement and Plan of Reorganization, dated August 14, 2017, between the Company and 1st Mariner (the “Reorganization Agreement”): the Funds received an aggregate of 1,662,399 shares of the Company’s Common Stock in exchange for the aggregate number of shares of 1st Mariner stock held by the Funds as of the consummation of the Merger.  The Funds purchased shares of 1st Mariner initially with capital of the Funds.

Item 4.                                                         Purpose of Transaction

The Funds acquired the Common Stock reported herein for investment purposes and the acquisition of shares of Common Stock was not motivated by an intent to exercise control, directly or indirectly, over the management, policies or business operations of the Issuer.  Subject to applicable federal and state securities laws, Patriot Financial Group II may dispose of shares of the Common Stock from time to time, subject to market conditions and other investment considerations, and may cause shares of the Common Stock to be distributed in kind to investors.  To the extent permitted by applicable bank regulatory limitations, each member of the Patriot Financial Group II may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exercisable for or convertible into Common Stock, depending upon an ongoing evaluation of its investment in the Common Stock and securities exercisable for or convertible into Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such member of the Patriot Financial Group II and/or investment considerations.

Other than as described in this Item 4, each member of the Patriot Financial Group II has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each member of the Patriot Financial Group II reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company’s financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

CUSIP No. 442496105	13D

Item 5.                                                         Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

					Sole Power to	Shared Power to
	Amount		Sole Power to	Shared Power	Dispose or to	Dispose or
	Beneficially	Percent of	Vote or Direct	to Vote or	Direct the	Direct the
Entity	Owned	Class (2)	the Vote	Direct the Vote	Disposition	Disposition
Patriot Fund II, LP (1)	1,259,464	6.64%	0	1,259,464	0	1,259,464
Patriot Parallel Fund II, LP (1)	402,935	2.12%	0	402,935	0	402,935
Patriot GP II (1)	1,662,399	8.77%	0	1,662,399	0	1,662,399
Patriot II LLC (1)	1,662,399	8.77%	0	1,662,399	0	1,662,399
W. Kirk Wycoff (1)	1,662,399	8.77%	0	1,662,399	0	1,662,399
Ira M. Lubert (1)	1,662,399	8.77%	0	1,662,399	0	1,662,399
James J. Lynch (1)	1,662,399	8.77%	0	1,662,399	0	1,662,399
James F. Deutsch (1)	1,662,399	8.77%	0	1,662,399	0	1,662,399

(1)         Each of Patriot GP II, Patriot II LLC, Mr. Wycoff, Mr. Lubert, Mr. Lynch and Mr. Deutsch disclaims beneficial ownership of the Common Stock owned by the Funds, except to the extent of its or his pecuniary interest therein.

(2)         This calculation is based on 18,965,494 shares of Common Stock, par value $0.01 per share, of Howard Bancorp, Inc. outstanding as of March 1, 2018, as reported in writing to the Reporting Persons by the Company on March 1, 2018.

(c) No members of the Patriot Financial Group II had any transactions in the Common Stock (or securities convertible into Common Stock) during the past 60 days, except as described and referenced in Item 3 of this Schedule 13D.

(d) Other than the Patriot Financial Group II, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e) Not applicable.

Item 6.               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

CUSIP No. 442496105	13D

Item 7.                                                         Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1

Joint Filing Agreement, dated as of March 12, 2018, by and among Patriot Financial Partners II, LP, Patriot Financial Partners Parallel II, LP, Patriot Financial Partners GP II, LP, Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert, James J. Lynch and James F. Deutsch.

Exhibit 2

Agreement and Plan of Reorganization, dated August 14, 2017, as amended by Amendment No. 1 on November 8, 2017, by and among Howard Bancorp, Inc., Howard Bank and First Mariner Bank (incorporated by reference to Annex I to the Joint Proxy and Information Statement/Prospectus filed by Howard Bancorp, Inc. on November 22, 2018 (File No. 333-221450)).

CUSIP No. 442496105	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:      March 12, 2018

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners II, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC., the general partner of Patriot Financial Partners GP II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, LLC

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/Ira M. Lubert
Ira M. Lubert

By:	/s/James J. Lynch
James J. Lynch

By:	/s/James F. Deutsch
James F. Deutsch

CUSIP No. 442496105	13D

EXHIBIT 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.

Date:      March 12, 2018

PATRIOT FINANCIAL PARTNERS II, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners II, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL II, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC, the general partner of Patriot Financial Partners GP II, L.P., the general partner of Patriot Financial Partners Parallel II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, L.P.

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP II, LLC., the general partner of Patriot Financial Partners GP II, L.P.

PATRIOT FINANCIAL PARTNERS GP II, LLC

By:	/s/W. Kirk Wycoff
W. Kirk Wycoff, a member

By:	/s/Ira M. Lubert
Ira M. Lubert

By:	/s/James J. Lynch
James J. Lynch

By:	/s/James F. Deutsch
James F. Deutsch